Exhibit 2

VISTA
OIL&GAS

2019
3rd Quarter Results

Mexico City, October 22, 2019.
BMV: VISTA
NYSE: VIST

Vista Oil & Gas, S.A.B. de C.V. ("Vista" or the "Company") (NYSE: VIST and BMV: VISTA), a new generation publicly traded Latin-American oil & gas company.

Vista Oil & Gas Results of the 3rd quarter 2019

October 22, 2019. México City, México.

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange and BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the third quarter (“Q3”) of 2019.

Q3 2019 highlights:

•

In the third quarter of 2019, our production reached an average daily volume of 31,637 barrels of oil equivalent per day (boe/d), 30.9% above Q3 2018. Average daily production was comprised by: 20,281 barrels of oil per day (bbl/d) (37.4% above Q3 2018); 1.68 million cubic meters per day (MMm3/d) of natural gas (22.1% above Q3 2018); and 761 boe/d of natural gas liquids (NGL). Total operated production represented 98% of total production in Q3 2019.

•

During Q3 2019 we tied-in our second 4-well pad in Bajada del Palo Oeste. Our unconventional production from the block reached 10,113 boe/d by mid-August and the average daily production for Q3 2019 was 7,501 boe/d. The second 4-well pad in Bajada del Palo Oeste peaked at 7,221 boe/d (11% above the peak production reported from our first pad), and its cumulative production for the first 90 days was 34% above our estimated type curve. In August, Vista became the second shale oil producer in the Vaca Muerta play according to the Argentine Secretariat of Energy.

•	Total conventional production was 23,972 bbl/d in Q3 2019, stable against Q3 2018 and 0.4% above Q2 2019.

•	Net revenues in Q3 2019 were 105.4 million U.S. dollars ($MM), 9.8% lower than the 116.9 $MM generated in Q3 2018, due to lower realized prices.

•

In Q3 2019, the average crude oil realization price was 48.7 U.S. dollars per barrel of oil ($/bbl), 27.9% lower than Q3 2018, mainly due to the following impacts: during the first half of the quarter, a lower applicable commodity reference price (Brent) and the introduction of an export parity-based pricing formula. Additionally, during the second half of the quarter, a presidential decree froze the local crude oil reference price.

•

Natural gas realization price for Q3 2019 was 3.5 U.S. dollars per million British thermal unit ($/MMBTU), 31.4% below Q3 2018, mainly impacted by a lower average realized price in industrial and power generation segments due to oversupply in the domestic market, and the effect of local currency devaluation on realized prices of sales to gas distribution companies.

•	Average Q3 2019 lifting cost was 9.8 U.S. dollars per barrel of oil equivalent ($/boe), representing a 16.9% decrease compared to the average lifting cost of Q3 2018, which was 11.8 $/boe.

•	Consolidated adjusted EBITDA for Q3 2019 reached 46.6 $MM, 18.2% below Q3 2018 and resulting in an adjusted EBITDA margin of 44%.

•

In Q3 2019 our capex was 56.1 $MM, 37.5 $MM of which were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste, where we tied-in our second pad and drilled our third 4-well pad.

•	End of quarter cash balance was 241.3 $MM, while gross debt totaled 448.2 $MM, resulting in a net debt of 206.9 $MM, and a net leverage ratio of 1.2 times last twelve months (LTM) adjusted EBITDA.

•	Q3 2019 net profit was 21.5 $MM.

Vista Oil & Gas Q3 2019 results

Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals, due to rounding up.

Production

Total average net daily production

	Q3 2019	Q2 2019	Q3 2018	▲ y-o-y. (%)	▲ q-o-q. (%)
Total (boe/d)	31,637	29,016	24,174	30.9%	9.0%
Oil (bbl/d)	20,281	18,825	14,764	37.4%	7.7%
Natural Gas (MMm3/d)	1.68	1.50	1.38	22.1%	12.1%
NGL (bbl/d)	761	741	731	4.1%	2.6%

y-o-y. (%): represents the percentage variation in Q3 2019 compared to Q3 2018.

q-o-q. (%): represents the percentage variation in Q3 2019 compared to Q2 2019.

Average daily production during Q3 2019 was 31,637 boe/d, comprised by 20,281 bbl/d of oil, representing 64.1% of total production, 1.68 MMm3/d of natural gas and 761 boe/d of natural gas liquids.

Total operated production during Q3 2019 was 30,898 boe/d, 98% of total production. Total unconventional production was 7,666 boe/d, including 7,501 boe/d of unconventional operated production in Bajada del Palo Oeste and 165 boe/d of unconventional non-operated production in Coirón Amargo Sur Oeste (CASO).

Q3 2019 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Fields total at working interest		20,281	1.68	761	31,637	100%

Entre Lomas	100%	4,715	0.51	682	8,618	27%
Bajada del Palo Este conventional	100%	574	0.11	59	1,349	4%
Bajada del Palo Oeste conventional	100%	988	0.63	—	4,944	16%
Bajada del Palo Oeste unconventional	100%	6,733	0.12	—	7,501	24%
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	303	0.05	20	657	2%
25 de Mayo-Medanito	100%	3,213	0.03	—	3,370	11%
Jagüel de los Machos	100%	3,176	0.17	—	4,224	13%
Coirón Amargo Norte	55%	217	0.00	—	236	1%
Coirón Amargo Sur Oeste (non-operated)	10%	147	0.00	—	165	1%
Acambuco (non-operated)	1.5%	22	0.03	—	186	1%
Blocks CS-01, A-10 and TM-01 (Mexico)	50%	194	0.03	—	388	1%

During Q3 2019, Entre Lomas block represented 27% of total production, 25 de Mayo-Medanito and Jagüel de los Machos blocks represented 24%, Bajada del Palo Oeste and Bajada del Palo Este blocks represented 44% (including unconventional production), Agua Amarga (Jarrilla Quemada and Charco del Palenque fields) represented 2%, and Coirón Amargo Norte represented 1% of average daily total production. The preceding blocks are operated by Vista. The production from our blocks in Mexico represented 1% of our total average daily production and the remaining 2% comes from Acambuco and CASO, non-operated blocks in Argentina. For further detailed information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product - in $MM	Q3 2019	Q2 2019	Q3 2018	▲ y-o-y. (%)	▲ q-o-q. (%)
Total	105.4	120.4	116.9	(9.8%)	(12.4%)
Oil	84.7	97.5	91.8	(7.8%)	(13.2%)
Natural Gas	19.2	20.2	23.3	(17.6%)	(5.0%)
NGL and others	1.6	2.7	1.8	(13.3%)	(40.7%)

Average Realized Prices

Product	Q3 2019	Q2 2019	Q3 2018	▲ y-o-y. (%)	▲ q-o-q. (%)
Oil ($/bbl)	48.7	59.8	67.5	(27.9%)	(18.6%)
Natural Gas ($/MMBTU)	3.5	3.8	5.1	(31.4%)	(7.9%)
NGL ($/tn)	262	287	408	(35.8%)	(8.7%)

During Q3 2019, total revenues were 105.4 $MM, 9.8% lower than Q3 2018. Most of the variation is explained by the decrease in crude oil revenues which reached 84.7 $MM, representing 80.4% of the total revenues of the Company. Crude oil was mainly sold to domestic refineries, primarily to Raizen and Trafigura.

Crude oil revenues in Q3 2019 were 7.8% below Q3 2018, as the increase in volumes sold was offset by a reduction of 27.9% in realized crude oil price to an average of 48.7 $/bbl. During the first half of the quarter, the average realized price was of 55.5 $/bbl, 17.8% lower than Q3 2018 due to a lower applicable commodity reference price (Brent) and the introduction of an export parity-based pricing formula in September 2018. Additionally, during the second half of the quarter, a presidential decree froze the local crude oil reference price, resulting in a realized oil price of 42.5 $/bbl.

Natural gas revenues were 19.2 $MM in Q3 2019, which represented 18.3% of total revenues, and decreased 17.6% compared to Q3 2018. In Q3 2019, sales were made to a diversified portfolio of industrial clients, representing 56% of total natural gas volumes, at an average realized price of 3.7 $/MMBTU; 40% to distribution companies and CNG, at an average price of 3.3 $/MMBTU; whereas the remaining sales were made to the power generation segment at an average price of 2.0 $/MMBTU. The total average price of natural gas sales for the quarter was 3.5 $/MMBTU, 31.4% below Q3 2018, impacted by a lower average realized price in industrial and power generation segments due to oversupply in the domestic market, and the effect of local currency devaluation on realized prices from sales to gas distribution companies.

Natural gas liquids sales were 1.6 $MM during Q3 2019, representing 1.5% of total sales. NGL volumes were allocated to the Argentine market at an average price of 262 U.S. dollars per ton ($/tn).

Operating Expenses

	Q3 2019	Q2 2019	Q3 2018		▲ y-o-y. (%)
Operating Expenses ($MM)	28.4	32.5	26.3	(1)	8.0%
Lifting cost ($/boe)	9.8	12.3	11.8		(16.9%)

(1)	Includes crude oil stock fluctuation for 0.3 $MM

During the third quarter of 2019, operational expenses were 28.4 $MM, 8.0% above Q3 2018, whereas the average lifting cost in Q3 2019 was 9.8 $/boe, a 16.9% decrease compared to Q3 2018. This decrease was a result of the ramp-up in shale production with minimal incremental cost, the continuous effort to right-size our operations and the impact of the Argentine peso devaluation.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q3 2019	Q2 2019	Q3 2018	▲ y-o-y. (%)
Net (loss) / profit for the period	21.5	3.7	(27.9)

(+) Income tax expense / (benefit)	(6.0)	(1.3)	28.2
(+) Financial results, net	(14.8)	4.8	19.7
(+) Investment in associates	(0.1)	—	—

Operating profit	0.6	7.2	20.0

(+) Depreciation	45.9	44.3	32.4
(+) Restructuring expenses	0.0	—	4.5

Adjusted EBITDA (1)	46.6	51.5	56.9	(18.1%)

Adjusted EBITDA Margin (%)	44%	43%	49%	-5 p.p.	(2)

(1)	Adjusted EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation + Restructuring expenses + Other adjustments.
(2)	Expressed as a difference in percentage points.

Note: amounts may not sum due to rounding

Adjusted EBITDA was $MM 46.6 in Q3 2019, 18.1% below Q3 2018 and 9.5% below Q2 2019, resulting in an adjusted EBITDA margin of 44% for the Q3 2019.

Net Profit

Vista recorded a net profit of 21.5 $MM in Q3 2019. During this quarter other financial results were positive with non-cash benefit from the change in fair value of warrants (33.1 $MM) and there was a non-cash benefit in current income taxes (5.1 $MM).

Operational Update

Vista’s total capital expenditure (Capex) in Q3 2019 was 56.1 $MM. We invested 11.1 $MM in conventional activity for the drilling and completion of 2 new wells in Bajada del Palo Oeste targeting the Lotena gas formation, 5 workovers in Entre Lomas and Jagüel de los Machos, and 1 workover in CS-01 block in Mexico.

Capex in unconventional activity was 37.5 $MM, of which 35.6 $MM were invested in Vista’s Vaca Muerta development project in Bajada del Palo Oeste, where we tied-in our second 4-well pad, finished drilling our third 4-well pad and constructed related facilities. We also invested 1.9 $MM in the completion of three wells in our non-operated CASO block.

The above-mentioned third 4-well pad was drilled with outstanding efficiency, as we improved drilling speed by 55% and reduced our cost per foot by 20% compared to our first pad. In terms of production, our second pad has shown better productivity than our first pad, with an average peak IP30 of 1,662 boed/d, 34% above Vista’s estimated type curve.

Additionally, Capex in facilities and others was 7.8 $MM in the quarter, mainly corresponding to facilities in conventional blocks and technology, communications and infrastructure projects.

Financial overview

During Q3 2019 we strengthened our cash position through a global offering which resulted in the listing of our American Depositary Shares on the New York Stock Exchange and two domestic bond issuances in Argentina under argentine Law. As a result of these financing activities, as of September 30, 2019, the Company’s cash and cash equivalents balance was 241.3 $MM. Financial debt was 448.2 $MM, reflecting a net financial debt of 206.9 $MM. The implied gross leverage ratio was 2.6 times LTM Adjusted EBITDA, whereas the implied net leverage ratio was 1.2 times LTM Adjusted EBITDA. During Q3 2019, cash flow from operations was 62.9 $MM.

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (OPIC) approved the provision of up to 300 $MM million in financing to Vista Oil & Gas Argentina S.A.U., a wholly-owned subsidiary of Vista, for a ten-year period. This financing is still subject to the completion of definitive documentation and the fulfillment of conditions precedent.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON clase I	Vista Oil & Gas Argentina S.A.U.	7/31/2019	31/7/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON clase II	Vista Oil & Gas Argentina S.A.U.	8/7/2019	7/8/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by field, totals and by product

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Total production by field (Mboe/d)	31,638	29,016	25,687	24,718	24,174

Entre Lomas	8,618	8,644	8,853	8,253	8,127
Bajada del Palo Este(1)	1,349	1,439	1,439	1,439	1,430
Bajada del Palo Oeste conventional(1)	4,944	4,076	4,786	4,962	4,808
Bajada del Palo Oeste unconventional	7,501	4,823	582
Agua Amarga (Jarilla Quemada, Charco del Palenque)	657	671	748	845	910
25 de Mayo-Medanito	3,370	3,701	3,899	4,433	3,841
Jagüel de los Machos	4,224	4,551	4,463	4,230	4,271
Coirón Amargo Norte	236	313	266	279	363
Acambuco	165	308	69	213	216
Coirón Amargo Sur Oeste	186	198	200	63	208
Blocks CS-01, A-10 and TM-01	388	293	382

Crude oil production by field (Mboe/d)(2)	20,281	18,825	15,082	14,468	14,764

Entre Lomas	4,715	4,773	4,973	4,771	5,028
Bajada del Palo Este(1)	574	618	582	610	652
Bajada del Palo Oeste conventional(1)	988	1,011	1,121	1,184	1,266
Bajada del Palo Oeste unconventional	6,733	4,425	507
Agua Amarga (Jarilla Quemada, Charco del Palenque)	303	336	376	407	424
25 de Mayo-Medanito	3,213	3,509	3,671	3,942	3,657
Jagüel de los Machos	3,176	3,443	3,380	3,212	3,230
Coirón Amargo Norte	217	264	226	264	298
Acambuco	147	274	61	22	23
Coirón Amargo Sur Oeste	22	27	23	56	185
Blocks CS-01, A-10 and TM-01	194	144	162

Natural Gas production by field (MMm3/d)(3)	10,596	9,450	9,981	9,534	8,679

Entre Lomas	3,221	3,207	3,316	2,841	2,464
Bajada del Palo Este(1)	715	762	808	819	764
Bajada del Palo Oeste conventional(1)	3,956	3,066	3,665	3,730	3,482
Bajada del Palo Oeste unconventional	768	397	75
Agua Amarga (Jarilla Quemada, Charco del Palenque)	334	317	360	421	463
25 de Mayo-Medanito	157	192	227	492	184
Jagüel de los Machos	1,048	1,108	1,084	1,018	1,041
Coirón Amargo Norte	20	49	40	15	65
Acambuco	18	33	8	191	193
Coirón Amargo Sur Oeste	165	171	177	7	23
Blocks CS-01, A-10 and TM-01	194	148	220

NGL production by field (Mboe/d)	761	741	623	716	731

Entre Lomas	682	665	564	641	635
Bajada del Palo Este(1)	59	59	48	10	13
Bajada del Palo Oeste conventional(1)	—	—	—	47	60
Bajada del Palo Oeste unconventional	—	—	—
Agua Amarga (Jarilla Quemada, Charco del Palenque)	20	18	12	18	22

Notes:

(1)	Until 2018, Bajada del Palo was one single concession.
(2)	Acambuco includes condensate
(3)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste / Este	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste unconventional	100%	Operated	Unconventional	Neuquina	Argentina
Agua Amarga (Jarilla Quemada, Charco del Palenque)	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	55%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%	Non-operated	Unconventional	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Golfo San Jorge	Argentina
Block CS-01	50%	Non-operated	Conventional	Del Sureste	México
Block A-10	50%	Non-operated	Conventional	Del Sureste	México

Note: Not showing blocks without production, Bajada del Palo Este unconventional, Sur Rio Deseado Este, Aguila Mora and TM-01

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Total Revenues	105,443	120,361	93,727	104,103	116,947
Oil	84,668	97,500	73,271	82,910	91,840
Natural Gas	19,200	20,171	19,075	19,176	23,290
NGL and others	1,575	2,690	1,381	2,017	1,817

Cost of Sales	(91,415)	(92,938)	(65,713)	(57,623)	(75,828)

Operating expenses (1)	(28,427)	(32,519)	(27,769)	(28,556)	(26,279)
Stock fluctuation	(2,365)	2,047	1,326	(1,241)	—
Depreciation	(45,895)	(44,274)	(24,471)	(11,473)	(32,416)
Royalties	(14,728)	(18,192)	(14,799)	(16,353)	(17,133)

Gross profit	14,028	27,423	28,014	46,480	41,119

Selling expenses	(6,851)	(7,847)	(5,695)	(8,133)	(7,209)
General and administrative expenses	(8,278)	(12,169)	(8,705)	(7,492)	(9,323)
Exploration expenses	333	(818)	(126)	(457)	122
Other operating income	948	1,123	627	(238)	2,534
Other operating expenses, net	455	(531)	(2,118)	(2,615)	(7,275)

Operating profit (loss)	635	7,181	11,997	27,545	19,968

Adjusted EBITDA Reconciliation ($M)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Net (loss) / profit for the period	21,502	3,702	(13,678)	42,379	(27,887)

(+) Income tax expense / (benefit)	(5,965)	(1,305)	5,705	(12,198)	28,199
(+) Financial results, net	(14,818)	4,784	19,970	(2,636)	19,656
(+) Investment in associates	(84)	—	—	—	—

Operating profit (loss)	635	7,181	11,997	27,545	19,968

(+) Depreciation	45,895	44,274	24,471	11,473	32,416
(+) Restructuring expenses	35	—	667	1,336	4,531
(+) Other adjustments (2)	—	—	—	—	—

Adjusted EBITDA	46,565	51,455	37,135	40,354	56,915

Adjusted EBITDA Margin (%)	44%	43%	40%	39%	49%

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018
Operating Expenses ($MM)	28.4	32.5	27.8	28.6	26.3 (1)
Lifting cost ($/boe)	9.8	12.3	12.0	12.6	11.8

(1)	Operating expenses in Q3 2018 include 0.3 $MM in stock fluctuation

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of September 30, 2019	As of December 31, 2018
Property, plant and equipment	902,983	820,722
Goodwill	28,484	28,484
Other intangible assets	33,435	31,600
Right-of-use assets	9,772	—
Investments in associates	84	—
Trade and other receivables	15,932	20,191
Total non-current assets	990,690	900,997
Inventories	16,735	18,187
Trade and other receivables	102,556	86,050
Cash, bank balances and other short-term investments	241,282	80,908
Total current assets	360,573	185,145
Assets held for sale	7,062	—

Total assets	1,358,325	1,086,142

Deferred income tax liabilities	132,116	133,757
Leases liabilities	5,347	—
Provisions	14,664	16,186
Financial liabilities	378,183	294,415
Warrants	2,582	23,700
Employee defined benefit plans obligation	3,445	3,302
Accounts payable and accrued liabilities	566	1,007
Total non-current liabilities	536,903	472,367
Provisions	2,200	4,140
Leases liabilities	4,221	—
Financial liabilities	69,964	10,352
Salaries and social security payable	6,845	6,348
Income tax payable	—	22,429
Other taxes and royalties payable	5,345	6,515
Accounts payable and accrued liabilities	85,690	84,334
Total current liabilities	174,265	134,118
Liabilities held for sale	1,558	—

Total liabilities	712,726	606,485

Total equity	645,599	479,657

Total liabilities and equity	1,358,325	1,086,142

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Revenue from contract with customers	105,443	116,947
Revenues from crude oil sales	84,668	91,840
Revenues from natural gas sales	19,200	23,290
Revenues from gas liquid gas liquids sales	1,575	1,817
Cost of sales	(91,415)	(75,828)
Operating expenses	(28,427)	(26,546)
Crude oil stock fluctuation	(2,365)	267
Depreciation, depletion and amortization	(45,895)	(32,416)
Royalties	(14,728)	(17,133)

Gross profit	14,028	41,119

Selling expenses	(6,851)	(7,209)
General and administrative expenses	(8,278)	(9,323)
Exploration expenses	333	122
Other operating income	948	2,534
Other operating expenses	455	(7,275)

Operating profit (loss)	635	19,968

Investments in associates	84	—

Interest income	382	(1,095)
Interest expense	(7,984)	(7,231)
Other financial results	22,420	(11,330)

Financial results, net	14,818	(19,656)

Profit (Loss) before income taxes	15,537	312

Current income tax expense	5,054	(13,284)
Deferred income tax expense	911	(14,915)

Income tax benefit / (expense)	5,965	(28,199)

Net (loss) profit for the year/ period	21,502	(27,887)

Other comprehensive loss	745	—

Total comprehensive income (loss) for the period	22,247	(27,887)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from July 1st to September 30, 2019	For the period from July 1st to September 30, 2018
Net profit / (loss) for the period	21,502	(27,887)
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
Constitution of (Reversal in) allowances, net	(222)	—
Foreign currency exchange difference, net	3,325	1,832
Unwinding of discount on asset retirement obligation	407	123
Increase of provisions, net	(490)	1,197
Interest expense leases	300	—
Effect of discount of assets and liabilities at present value	433	—
Share-based payment expense	2,778	1,650
Employee defined benefits obligation	453	—
Accrued income tax	(5,965)	28,199
Non-cash items related with investing activities:
Depreciation and depletion	45,523	32,416
Amortization of intangible assets	372	—
Interest income	(382)	1,095
Change in the fair value of government bonds and mutual funds	5,336	(1,432)
Investment in associate	(84)	—
Non-cash items related with financing activities:
Interest expense	7,984	7,231
Changes in the fair value of Warrants	(33,145)	3,073
Costs of early settlements of borrowings and amortized costs	552	7,734
Changes in working capital:
Trade and other receivables	6,821	(16,022)
Inventories	2,488	5,987
Accounts payable and accrued liabilities and other payables	3,455	(24,810)
Employee defined benefits obligations	(197)	2,541
Salaries and social security payable	654	10,745
Other taxes and royalties payable	4,694	9,436
Provisions	(1,010)	17,061
Income taxes paid (1)	(2,723)	(5,595)

Net cash flows generated by operating activities	62,859	54,574

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment (2)	(57,934)	(32,497)
Payments for acquisition of other intangible assets	(1,879)	(202)
Proceeds from other financial assets	(962)	11,875
Proceeds from interest received	382	(1,095)

Net cash flows (used in) investing activities	(60,393)	(21,919)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	92,761	—
Proceeds from borrowings	115,000	300,000
Payment of cost of borrowings	(1,275)	(7,758)
Payments of borrowings´ principal	(28,000)	(260,000)
Payments of borrowings´ interests	(12,352)	(3,878)

Net cash flows generated by financing activities	166,134	28,364

	For the period July 1 through September 30, 2019	For the period July 1 through September 30, 2018
Net (decrease) in cash and cash equivalents	168,600	61,019

Cash and cash equivalents at the beginning of the period	65,197	45,156
Effects of exchange rate changes on cash and cash equivalents	2,570	(652)
Net (decrease) in cash and cash equivalents	168,600	61,019

Cash and cash equivalents at the end of the period	236,367	105,523

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.
(2)	Includes 14,347 and 4,243 of acquisition net of property, plant and equipment, pending of payment for the nine and three-month period ended September 30, 2019, respectively.

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Affiliates, members, directors, officers or employees or any other person in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period.

The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. We have based these forward-looking statements on numerous assumptions, including our current beliefs, expectations and projections about present and future events and financial trends affecting our business. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; uncertainties relating to future election results in Argentina and Mexico, particularly presidential elections in Argentina and congressional elections in Mexico; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this prospectus presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

This presentation also includes certain financial estimates which have not been subject to a financial audit for any period. The financial estimates set forth in this presentation are based on assumptions made, and information available to us, at the time they were prepared. We do not know whether such assumptions will prove to be correct. If one or more of these assumptions prove inaccurate or if future results differ from expected results, then our actual future results could be less favorable, and could be materially less favorable, than the above-referred projections. Any or all of such estimates may not necessarily be realized. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond our control. Many factors will be important in determining our future results. As a result of these contingencies, actual future results may vary materially from our estimates. In view of these uncertainties, the inclusion of our financial estimates in this presentation is not and should not be viewed as a representation that the projected results will be achieved.

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute, and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information. Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

Additional information about Vista oil and gas can be found in the “Investor Information” section on the website at www.vistaoilandgas.com.

INVESTORS CONTACT:

Phone in Argentina +54.11.3754.8532

Phone in Mexico     +52.55.1167.8250